October 24, 2012

VIA U.S. MAIL

Terence O’Brien

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Electro Rent Corporation

Form 10-K

Filed August 13, 2012

File No. 0-09061

Dear Ladies and Gentlemen:

Electro Rent Corporation, a California corporation (the “Company”), has written this letter in response to the comments set forth in the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated September 27, 2012 (the “Comment Letter”) relating to the above-referenced Annual Report on Form 10-K. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Profitability and key business trends, page 19

1.          In future filings, please disclose your average utilization rates for your T&M equipment pool and DP equipment pool for all periods presented, rather than the two most recently completed fiscal periods. Please also provide investors with an analysis of material changes in these utilization rates between each period presented. Please refer to Section 501.12.b.1. of the Financial Reporting Codification for guidance.

Response: The Company will expand its disclosure in future filings to include average utilization rates for its T&M and DP equipment pools and provide analysis of material changes in such rates between periods presented for all periods presented.

2.          In future filings, please quantify the extent to which changes in volumes rented, leased and sold; changes in prices; the introduction of new products; recent acquisitions; and foreign exchange effects attributed to the changes in revenues, cost of revenues other than depreciation, and operating expenses. Please refer to Items 303(a)(3)(iii) and 303(a)(3)(iv) of Regulation S-X for guidance. In addition, please quantify the impact of other factors you identified that contributed to fluctuations in the line items comprising income from continuing operations, as appropriate. Please refer to Item 303(a)(3)(i) of Regulation S-X and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

United States Securities and Exchange Commission

October 24, 2012

Response: The Company will expand its disclosures in future filings to include further discussions, as appropriate, of the impact of volumes rented, leased and sold; changes in prices; the introduction of new products; recent acquisitions; and foreign exchange effects on the respective components of our operating results for all periods presented. The Company will also quantify the impact of other material factors contributing to fluctuations.

3.          We note your disclosure that sales of new equipment have lower profit margins than sales of used equipment. To allow investors to better understand how the change in mix of sales of new and used equipment has on your profit margins, please separately disclose revenues generated from the sale of new equipment and revenues generated from the sale of used equipment for each period presented. Please refer to Item 303(a)(3)(i) of Regulation S-X and Section 501.12.b.4. of the Financial Reporting Codification for guidance.

Response: The Company will expand its disclosure in future filings to separately disclose revenues generated from the sales of new equipment and revenues generated from the sales of used equipment and the impact on its profit margins for all periods presented.

4.          We note that you entered into an agreement with Agilent during fiscal year 2010, which gives you the exclusive right to sell complex T&M equipment to small and medium sized customers in the United States and Canada, who prior to the agreement purchased the equipment directly from Agilent. As it appears that this agreement is material to your operations, please provide investors with a more comprehensive understanding of this agreement. Specifically, please explain how you identify potential sales opportunities and how you consummate these sales transactions. Please describe the extent to which sales are comprised of transactions where you assume an obligation to acquire the equipment before a customer commits to purchasing the corresponding equipment from you, including the price risks you assume in these types of transactions and how you manage your exposure to these risks. Please disclose the line item where you include the equipment held for sale and disclose the amount of this equipment for each period presented. Please clearly disclose how you recognize the sale of this equipment in your consolidated statements of operations. Please disclose the amount of material losses from this activity, or state that no material losses have been incurred. Please also disclose the impact of this activity on your liquidity by describing the time period that generally elapses between your payment to acquire the equipment and your receipt of payment from your customer. Please provide us with the disclosure you would have provided in your fiscal year 2012 Form 10-K in response to this comment.

Response: In future filings the Company will include the following modified and expanded disclosure regarding its agreement with Agilent:

United States Securities and Exchange Commission

October 24, 2012

We became a reseller for Agilent in fiscal 2010. Through January 31, 2014, we have the exclusive right to sell Agilent’s more complex T&M equipment to small and medium size customers (who previously purchased directly from Agilent) in the United States and Canada. We include sales of equipment under this arrangement in sales of equipment and other revenues, and the related equipment costs in costs of revenues other than depreciation of rental and lease equipment in our consolidated statements of operations. Inventory held for sale is immaterial and is therefore included in other assets in our consolidated balance sheets. Sales of new equipment through our resale channel are recognized in the period in which the equipment is shipped and risk of loss passes from us to the customer, generally upon receipt by the customer.

We have a focused sales strategy, using a direct sales force to meet our customers’ needs. Our direct sales force consists of field engineers and systems engineers who have in-depth knowledge of the customers' business and technology needs, and assists our customers in defining their requirements. Our engineers are available to support our customer service organization with more complex, technical support questions after the sale, although our customers typically employ their own engineers and technicians, resulting in minimal post-sales support. Our field engineers are usually assigned to specific territories, and identify potential customers through coordinated efforts with our marketing organization, staffed by professionals with many years of industry related experience.

Our customers have varied requirements, and therefore our sales force assists customers in defining their specific equipment configurations, which then serve as the basis for our orders from the manufacturer. We order equipment from the manufacturer once the customer has placed an order with us, and the equipment is typically shipped directly to the customer by the manufacturer at our request. Occasionally, equipment is shipped to our warehouse prior to delivery to the customer; however, we do not maintain a significant amount of inventory. We are responsible for fulfilling each customer’s order and assume all credit risk and bear inventory loss. We have full discretion in setting pricing terms with our customers and negotiate all such terms ourselves.

The lapse between payments to our vendor and receipt of payment from our customers is not substantial and therefore does not significantly impact our liquidity. To date, there has been no significant loss in connection with the resale business.

Consolidated Statements of Operations, page F-3

5.          In future filings, please separately present revenues from the sales of equipment from other revenues. Please refer to Rule 5-03(a)(1) of Regulation S-X for guidance.

Response: The Company has noted the Commission’s comments, and believes that other revenues, which represent less than 4% of total revenues in each period presented, are insignificant, and therefore the inclusion as a single line item with equipment sales, entitled “sales of equipment and other revenues” is appropriate and in accordance with Rule 5-03(b). If future revenue from other sources exceeds 10%, the Company will set such revenue out separately in its statements of operations.

6.          In future filings, please separately present the amount of (a) expenses applicable to rental and lease income; (b) costs for the sale of equipment; and (c) cost of services or other revenue. Please refer to Rule 5-03(a)(2) of Regulation S-X for guidance.

Response: In future filings, the Company will separately present expenses applicable to (a) rental and lease revenues, and (b) costs of sales of equipment and other revenues for all periods presented.

United States Securities and Exchange Commission

October 24, 2012

Note 1: Summary of Significant Accounting Policies, page F-7

7.          In future filings, please expand your disclosures to address the following:

•	Please provide a general description of your leasing arrangements, including the original terms, renewal periods, and other typical provisions of your lease arrangements. If arrangements are significantly different for different types of equipment, you should consider providing separate disclosures for each significant category of equipment. Please also disclose the amount of contingent rent recorded for each period presented. Please refer to ASC 840-10-50-4 and 5 for guidance.

•	Please provide a more descriptive discussion of your policy for recognizing revenues for the rental of your equipment under operating leases and for the rental of your equipment under capital leases. Please refer to ASC 840-20 and ASC 840-30 for guidance.

•	Please disclose whether any deposits are received from customers such as security or maintenance deposits. Please disclose how these are accounted for, including how these amounts are reflected in your financial statements.

•	Please disclose how you account for initial direct costs related to your leases. Refer to ASC 840-20-25.

Please provide us with the expanded disclosures you intend to include in future filings.

Response: In future filings, the Company will include the following expanded revenue recognition disclosure under its Summary of Significant Accounting Policies:

Revenue Recognition: We generate revenues primarily through the rental and leasing of T&M and DP equipment and through the sale of new and used equipment. Rental revenues comprise short term agreements that can be daily, weekly or monthly. Rental revenues are recognized in the month they are due on the accrual basis of accounting. Our operating lease agreements have varying terms, typically one to three years. Upon lease termination, customers have the option to renew the lease term, purchase the equipment at fair market value, or continue to rent on a month-to-month basis. Our operating leases do not provide for contingent rentals. Revenues related to operating leases are recognized on a straight-line basis over the term of the lease. Negotiated lease early-termination charges are recognized upon receipt. Rentals and leases are primarily billed to customers in advance, and unearned billings are recorded as deferred revenue.

We enter into finance leases as lessor for some of our equipment. Our finance lease agreements contain bargain purchase options and are accounted for as sale-type leases. Revenues from finance leases, which are recorded at the present value of the aggregate future lease payments, less unearned interest, are included in sales of equipment and other revenues in our consolidated statements of operations. Unearned interest is recognized over the life of the finance lease term using the effective interest method. Our finance lease terms vary, and are typically one to three years. The net investment in finance leases, which represents the receivables due from lessees, net of unearned interest, is included in other assets in our consolidated balance sheets. Historically, we have not required security deposits based on our assessed credit risk within our customer bases.

United States Securities and Exchange Commission

October 24, 2012

Initial direct costs for operating and finance leases are insignificant.

Sales of new equipment through our resale channel and used equipment from our rental and lease equipment pool are recognized in the period in which the respective equipment is shipped and risk of loss is passed to the customer, generally upon receipt by the customer. In the case of equipment sold to customers that is already on rent or lease to the same party, revenue is recognized at the agreed-upon date when the rent or lease term ends and the risk of loss passes to the customer.

Other revenues, consisting primarily of billings to customers for delivery and repairs, are recognized in the period in which the respective services are performed.

Rental and Lease Equipment and Other Property, page F-7

8.          We note that you depreciate rental and lease equipment and other property using straight-line and accelerated methods. Please expand your disclosure in future filings to clarify the portion of rental and lease equipment that is depreciated using straight-line methods versus accelerated methods. Please also clarify the facts and circumstances in which equipment is depreciated using straight-line methods and when the equipment is depreciated using accelerated methods.

Response: In future filings the Company will expand its disclosure to differentiate equipment depreciated using straight-line methods versus accelerated methods and discuss the rationale behind its depreciation methods.

Foreign Currency, page F-9

9.          We note your statement, “[t]he assets and liabilities of our foreign subsidiaries are remeasured from their functional currency to U.S. dollars…[r]evenues and expenses are remeasured from any foreign currencies to U.S. dollars…” Please explain to us why you are “remeasuring” your foreign subsidiaries’ assets, liabilities, revenues and expenses from the functional currency into the U.S. dollar. Please provide us with the specific reference to ASC 830 that supports your accounting. Please refer to ASC 830-10-45-17. Please also address your recognition of the translation of your foreign subsidiaries’ assets, liabilities, revenues and expenses from their functional currency into your reporting currency, the U.S. dollar, in the determination of net income rather than other comprehensive income in accordance with ASC 830-30-45-12.

Response: The Company has noted the Commission’s comments and has reviewed its footnote disclosure and determined that the disclosure should be modified to correctly describe the remeasurement of the Company’s foreign subsidiaries’ assets, liabilities, revenues and expenses from the “local” currency to the U.S. dollar, not from the “functional” currency to the U.S. dollar. The Company believes this correction more clearly describes its accounting treatment of remeasurement as required in ASC 830. The revised disclosure is as follows:

United States Securities and Exchange Commission

October 24, 2012

Foreign Currency: The U.S. dollar has been determined to be the functional currency of all foreign subsidiaries. The assets and liabilities of our foreign subsidiaries are remeasured from their local currency to U.S. dollars at current or historic exchange rates, as appropriate. Revenues and expenses are remeasured from any foreign currencies to U.S. dollars using historic or average monthly exchange rates, as appropriate, for the month in which the transaction occurred. Remeasurement gains and losses are included in selling, general and administrative expenses or income taxes, as appropriate. The assets, liabilities, revenues and expenses of our foreign subsidiaries are individually less than 10% of our respective consolidated amounts. The euro, Canadian dollar and Chinese yuan are our primary foreign currencies. Remeasurement gains and losses have not been significant.

Regarding the Commission’s comment on the specific reference to ASC 830 that supports the Company’s accounting relating to foreign currency, the Company determined its subsidiaries’ functional currency and established its accounting for the conversion of its foreign subsidiaries’ local currency denominated financial statements based on the requirements of ASC 830-10-45-2 through ASC 830-10-45-6, and 830-10-55. With respect to the inclusion of the translation adjustments in the determination of net income, the Company applies the following guidance from ASC 830-10-45-17: “To accomplish that result, it is necessary to use historical exchange rates between the functional currency and another currency in the remeasurement process for certain accounts (the current rate will be used for all others), and this guidance identifies those accounts. To accomplish that result, it is also necessary to recognize currently in income all exchange gains and losses from remeasurement of monetary assets and liabilities that are not denominated in the functional currency (for example, assets and liabilities that are not denominated in dollars if the dollar is the functional currency)”.

* * * *

On behalf of the Company, I hereby confirm that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (818) 374-6317 or our legal counsel, Jonathan Atzen of Sheppard, Mullin, Richter & Hampton LLP, at (213) 617-5515 with any questions or further comments you may have regarding this filing or the responses above.

Sincerely,

/s/ Craig R. Jones

Craig R. Jones
Vice President and Chief Financial Officer
Electro Rent Corporation

Cc:	Lawrence M. Braun, Esq., Sheppard, Mullin, Richter & Hampton LLP

Jonathan F. Atzen, Esq., Sheppard, Mullin, Richter & Hampton LLP